J. BRETT PRITCHARD

May 3, 2005	312.443.1773
Fax: 312.896.6773
bpritchard@lordbissell.com

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn.:	Mr. David S. Lyon
Ms. Paula Smith

Re:	Ottawa Savings Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 123455

Ladies and Gentlemen:

On behalf of Ottawa Savings Bancorp, Inc. (“Ottawa”), we are writing to respond to the comments set forth in the SEC’s letter dated April 15, 2005 to the Registration Statement referenced above. This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today with the SEC via EDGAR.

For your convenience, two copies of Amendment No. 1 are enclosed, and have been marked to show changes from the Registration Statement on Form SB-2 referenced above. References to page numbers in this letter are to page numbers in Amendment No. 1.

Amended Form SB-2 Comments

For your convenience, we have set forth below each of the Staff’s numbered comments, followed by the response of Ottawa.

1. Where appropriate in the summary disclose that virtually all of the company’s provision for loan losses for 2003 and 2004 relate to the $9.3 CLC loss first discussed in the risk factor bridging pages 20 and 21. Clarify that absent these provisions the company would have been profitable in both years.

Response: Please note that Ottawa was profitable in 2003 notwithstanding the provision for the CLC loan losses. Ottawa has revised the MD&A disclosure on page 36 to clarify that Ottawa would have been profitable in 2004 absent the provision for loan losses related to the CLC losses. This disclosure has been provided in MD&A, where this disclosure is more meaningful in the context of the related discussion.

2.	Disclose that you only have one branch.

Securities and Exchange Commission

Response: Ottawa has revised the disclosure on pages 1 and 18 of the prospectus to clarify that Ottawa operates out of its headquarters in Ottawa, Illinois. Ottawa presently does not operate any branch offices.

3. Where appropriate in the summary, and in more detail in the body of the text, describe the local economy in which you do business. Include state figures relative to those of the local economy, describe any trends and discuss the underlying reasons for this situation. We note the related information in the appraisal.

Response: Ottawa has revised the disclosure in the section entitled “Our Business-Market Area” on pages 41-42 to address the Staff’s comment.

How We Determined to Offer, page 6

4. Disclose which mutual holding company’s are included in the reference group for the table on page 6. Also, include whether the figures for these companies and the registrant are on a fully converted basis or not.

Response: Ottawa has revised the disclosure on page 6 to address the Staff’s comment.

Ottawa Savings Bank Foundation, page 8

5. Please give examples of the size and type of disbursements the foundation will make. Also, indicate if correct that you do not plan to make any further contributions to the foundation in the future.

6. Please disclose Ottawa’s charitable contributions for each of the last 2 years and compare those annual amounts with the estimated $560,000 foundation you propose.

Response to Comments 5-6: Ottawa has determined not to establish the foundation and has revised the registration statement accordingly.

Tax Consequences, page 11

7. Please revise this section to indicate that it reflects the opinion of tax counsel.

Response: Ottawa has revised the disclosure on page 10 to address the Staff’s comment.

How will We Use the Proceeds, page 14

8. Given the lack of any specific use of the proceeds, discuss your ability to place these funds into productive use. Indicate the amount of time you feel it will take to put these funds to use if you have developed such a figure. We note the first risk factor.

Securities and Exchange Commission

Response: Ottawa has revised the disclosure on pages 13 and 21 and to address the Staff’s comment. Please note, however, that Ottawa has not developed a figure that represents the amount of time it would take to place the proceeds into productive use.

Strong competition, page 20

9. Please reconcile the notion that your competition is intense and the fact that you control about 26% of local deposits.

Response: Ottawa respectfully submits that the existence of intense competition in the Ottawa market area is not inconsistent with the statement that Ottawa controls approximately 26% of local deposits. Notwithstanding the level of local deposits, which was the second largest market share according to the FDIC as of June 30, 2004, Ottawa nevertheless competes vigorously with other financial institutions for those deposits. Ottawa has added disclosure on page 17 to clarify this point.

Pro Forma Net Income, page 33

10. Please ensure that all pro forma information presented is properly calculated. We noted a few instances where we were unable to recalculate amounts presented in the tables on page 33 and 35. For example:

•	the pro forma employee stock ownership plan adjustment,

•	the pro forma stock-base incentive plan adjustments for stock option grants,

•	the pro forma net income excluding the contribution to foundation and the related net income per share.

Response: Based on a conversation with Paula Smith on April 19, 2005, Ottawa has revised the footnotes to the pro forma tables on page 30 to clarify how pro forma information was calculated.

Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation, page 37

11. Please review the Pro Forma Financial Ratios for mathematical accuracy and presentation consistency and revise as necessary.

Response: Ottawa has determined not to establish the foundation and has revised the registration statement accordingly.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 38

12. Please revise to address the material weaknesses in internal control of financial reporting discussed in the Risk Factors section on page 19. Describe the magnitude of the weaknesses, the current impact on the financial statements and the steps being taken to mitigate these weaknesses in the future.

Response: Ottawa has revised the MD&A disclosure on pages 33-34 to address the Staff’s comment.

13. Please revise to address the prior period adjustments made in 2002 and 2003. Describe the magnitude of the errors, the impact on the financial statements, a description of each error and the controls established to prevent these types of errors from occurring in the future.

Response: Ottawa has revised the MD&A disclosure on pages 33-34 to address the Staff’s comment.

Average Balance Sheet, page 43

14. Please revise to specify the rounding denomination used within the Average Balance Sheet table. For example: “(dollars in thousands)”.

Response: Ottawa has revised the Average Balance Sheet on page 38 to address the Staff’s comment.

Delinquent Loans, page 56

15. Please revise to provide the amount of gross income that would have been recorded during the period had the loans been current in accordance with their original terms and the amount of interest income on those loans that was included in net income for the period. Refer to Item III (c) Instructions (2) i & ii of Industry Guide III.

Response: Ottawa has revised the disclosure on page 49 to address the Staff’s comment.

Allowance for Loan Losses, page 58

16. Please revise to explain the increase in 2004 of the “Unallocated” category of the Allowance for Loan Losses. In 2004 it is the largest category, representing 31% of the total allowance up from 14% in 2003.

Response: Ottawa has revised the disclosure on page 52 to address the Staff’s comment.

Securities and Exchange Commission

Material Income Tax Consequences, page 101

17. If correct, please revise the first two sentences of the first paragraph on page 102 to indicate that this information is supplied by tax counsel.

Response: Ottawa has revised the disclosure on page 88 to address the Staff’s comment.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 111

18. Your citations alone did not provide enough information for the investors. Please revise to include all of the information required by Item 304 of Regulation S-B.

19. Please revise to state whether the auditors’ report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-B.

20. Please revise to state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements or events, and, if not, describe the nature of and reason for any limitations. Refer to Item 304(a)(1)(iv)(E) of Regulation S-B.

Response to Comments 18-20: Ottawa has revised the disclosure on page 95 to address comments 18-20. Please note that Comment 20 is not applicable because Ottawa’s former auditors’ reports for the past two years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

21. Please revise to include a letter from your former auditors addressing the revised disclosures as an exhibit. Refer to Item 304(a)(3) of Regulation S-B.

Response: Ottawa will file a letter from their former auditors addressing the revised disclosures as an exhibit to Amendment No. 1.

Exhibits

22. We note that certain exhibits will be filed in the future. We may have comment once those documents are filed.

Securities and Exchange Commission

Signatures, page II-4

Pursuant to the signature instructions for this form, identify the principal accounting officer. One person may serve in more than one capacity.

Response: Ottawa has identified Jon Kranov as the principal accounting officer on the signature page.

Securities and Exchange Commission

* * * * *

If the Staff has any questions or needs any additional information, please call the undersigned at (312) 443-1773 or Tom Failor at (312) 443-0204.

Best regards,
Lord, Bissell & Brook LLP

By:	J. Brett Pritchard

JBP/

Enclosure

cc:	Gary Ocepek (w/o enclosures)